UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Penson Worldwide, Inc.

File No. 001-32878 – CF # 22358

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Penson Worldwide, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 8-K filed on July 25, 2008.

Based on representations by Penson Worldwide, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through May 26, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel